U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR THE PERIOD FROM INCEPTION (NOVEMBER 1, 2005) THROUGH DECEMBER 31, 2005

Page

Financial Statements:

Statement of Net Assets Available for Benefits at December 31, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Statement of Changes in Net Assets Available for Benefits for the Period from Inception (November 1, 2005) through December 31, 2005 . . . . .	2

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3-7

Supplemental Schedule*:

Schedule of Assets (Held at End of Year) at December 31, 2005 . . . . . . . . . . . . . . . .	8-9

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005

2005
-------------

Assets:
Investments at fair value (Notes 2 and 4)	$1,926,182
Receivables:
Employer contributions	123
-------------
Net assets available for benefits	$1,926,305
========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the period from inception (November 1, 2005) through December 31, 2005

2005
------------

Investment income:
Interest and dividends	$47,179
Net appreciation (depreciation) in fair value of investments (Notes 2 and 4)	(12,528)
-------------
34,651

Contributions (Note 1):
Employees	86,814
Employer	24,995
Rollovers	1,606,317
-------------
1,718,126

Distributions to participants (Note 1)	-
-------------
Net increase before plan transfers	1,752,777

Plan transfers (Note 6)	173,528
-------------
Net increase	1,926,305

Net assets available for benefits, beginning of period	-
-------------
Net assets available for benefits, end of period	$1,926,305
========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

General

The Chesapeake Corporation 401(k) Savings Plan (the "Plan") covers eligible employees of Chesapeake Pharmaceutical Packaging Company, Inc. ("Arlington"), a wholly owned subsidiary of Chesapeake Corporation ("Chesapeake" or the "Employer"), as described in the Plan document. The Plan's assets are held by Mercer Trust Company (the "Trustee").

The Plan is a defined contribution plan and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

The Plan was declared effective November 1, 2005, and was created by Chesapeake as a result of Chesapeake's acquisition of Impaxx Pharmaceutical Packaging Group, Inc. on September 13, 2005.

Since the duration of the Plan's first year was two months, no examination of this annual report has been conducted by an Independent Registered Public Accounting Firm as permitted by ERISA. The 2006 annual report will be examined by an Independent Registered Public Accounting Firm as required by ERISA.

Employee Contributions

A participant may elect to defer receipt of 2% to 100% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($14,000 per participant in 2005) in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

Employees who reached age 50 by the Plan year end 2005 were allowed to contribute an additional $4,000 to their Plan account, increasing the adjusted statutory limits for these employees to $18,000 in 2005.

Employer Contributions

The Plan provides for a matching contribution each Plan year, in an amount equal to 50% of the first 5% of each participant's compensation that the participant elects to contribute to the Plan. The matching contributions are credited to participants' accounts and invested in accordance with the participants' investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

NOTES TO FINANCIAL STATEMENTS, Continued

1. Description of Plan, continued:

Vesting

Participants are fully and immediately vested in all employee contributions. Participants are generally vested in employer matching contributions pro rata over a five year period.

Participant Loans

Employees who are participants in the Plan may borrow from the vested portion of their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator. Repayment of loans (which includes principal and interest) is amortized in level payments, made no less frequently than quarterly. Loan payments are generally made through payroll deductions on each paycheck. Loans generally become due and payable in full once a participant terminates employment. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code. At December 31, 2005, interest rates on outstanding loans ranged from 5.00% to 9.00%, respectively (See Note 6, Plan Transfers).

Distributions

Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $1,000, a lump-sum distribution is required.

Forfeitures

Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account. Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document. There were no forfeitures in 2005.

Plan Expenses

Fees of investment managers or expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock, if any, are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

NOTES TO FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the "net appreciation (depreciation) in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

Distributions to Participants

Distributions are recorded when paid.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market and fixed income securities as well as a direct Chesapeake common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS, Continued

3. Plan Termination:

While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan Committee.

4. Investments:

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

December 31,
2005
-----------
Investments at fair value as determined by quoted market price:
Ready-mixed funds
Putnam Retirementready 2020 Fund (1,660 shares)	$108,196
Putnam Retirementready 2025 Fund (1,457 shares)	103,984
Putnam Retirementready 2030 Fund (1,761 shares)	119,483
Value funds
Harbor International Fund Investor Shares (3,636 shares)	178,257
Dodge & Cox Stock Fund (854 shares)	117,250
Dodge & Cox Balanced Fund (1,420 shares)	115,488
Blend funds
Putnam International Equity Fund (5,044 shares)	131,796
Growth funds
Growth Fund of America (3,504 shares)	107,501

Loan Fund	185,474

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:
2005
----------
Mutual funds	$(10,360)
Common stock	(2,168)
-----------
$(12,528)
=======

NOTES TO FINANCIAL STATEMENTS, Continued

5. Tax Status:

The Plan is a proto-type plan designed by Mercer. The proto-type plan obtained a determination letter on August 9, 2002, in which the Internal Revenue Service stated that the proto-type plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code.

6. Plan Transfers:

During 2005, as a result of creating the Plan, participants were allowed to carry forward their respective loan balances from their prior employer's plan. Approximately $173,528 in participant loans were transferred into the plan.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds and money market funds managed by Mercer. Purchases of Mercer Investments of 98,532 shares in 2005 totaled $912,165, respectively. Sales of Mercer Investments of 5,126 shares in 2005 totaled $34,829, respectively. Certain Plan investments are shares of Chesapeake Corporation common stock. Purchases of Chesapeake Corporation common stock of 5,613 shares in 2005 totaled $97,476, respectively. Sales of Chesapeake Corporation common stock of 47 shares in 2005 totaled $809 respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
at December 31, 2005
(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost	(e) Current Value

	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	-	$ 61,215
	Dodge & Cox Stock Fund	The Fund invests primarily in a broadly diversified portfolio of common stocks	-	117,250
	Franklin Small-Mid Cap Growth Fund	Primarily investing in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	-	74,241
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	-	0
*	Putnam Growth Opportunities Fund	Investing mainly in stocks of very large, highly competitive growth companies	-	30,469
*	Putnam S&P 500 Index Fund	Investing in common-stock securities, that seeks to approximate the performance of the S&P 500	-	34,743
*	Putnam International Equity Fund	Portfolio composed mainly of stocks of companies located outside the United States	-	131,796
*	Putnam Stable Value Fund	Invest primarily in high-quality, fixed-income investments	-	75,683
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	-	10,155
	Harbor International Fund Investor Shares	Invests primarily in equity securities, principally common and preferred stocks of foreign companies	-	178,257
	Growth Fund of America	This fund holds a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash	-	107,501
	Dodge & Cox Balanced Fund	This fund seek regular income, conservation of principal and an opportunity for long-term growth of principal and income	-	115,488
	Vanguard 500 Index Fund	This fund targets long-term growth of capital and income from dividends	-	82,359
	Vanguard Prime Money Market Fund	Invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, and other money market securities.	-	46,582
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	-	94,499
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.00%; loans are amortized in level payments with current terms of about 2 to 5 years	-	185,474

SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
at December 31, 2005, continued
(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Cost	(e) Current Value

*	Putnam Retirementready Maturity Fund	Invests in other Putnam funds based on fund's target date.	-	34,645
*	Putnam Retirementready 2010 Fund	Invests in other Putnam funds based on fund's target date.	-	22,743
*	Putnam Retirementready 2015 Fund	Invests in other Putnam funds based on fund's target date.	-	42,911
*	Putnam Retirementready 2020 Fund	Invests in other Putnam funds based on fund's target date.	-	108,196
*	Putnam Retirementready 2025 Fund	Invests in other Putnam funds based on fund's target date.	-	103,984
*	Putnam Retirementready 2030 Fund	Invests in other Putnam funds based on fund's target date.	-	119,483
*	Putnam Retirementready 2035 Fund	Invests in other Putnam funds based on fund's target date.	-	50,507
*	Putnam Retirementready 2040 Fund	Invests in other Putnam funds based on fund's target date.	-	59,097
*	Putnam Retirementready 2045 Fund	Invests in other Putnam funds based on fund's target date.	-	17,926
*	Putnam Retirementready 2050 Fund	Invests in other Putnam funds based on fund's target date.	-	20,980
		Total		$1,926,182

* Indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN

By: /s/ Joel K. Mostrom Joel K. Mostrom Senior Vice President & Chief Financial Officer, Chesapeake Corporation

June 27, 2006